UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant's name into English)

200 N. St. Clair Street, Suite 100, Toledo, OH 43604

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Private Placement

On May 6, 2026, EpicQuest Education Group International Limited, a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors (the “Investors”) in a private placement offering (the “Offering”) of 150,000 ordinary shares, par value $0.0256 per share (the “Ordinary Shares”) at a price of $4.00 per share. In addition, the Investors received warrants (the “Warrants”) to purchase up to an aggregate of 600,000 Ordinary Shares, with each Investor receiving Warrants to purchase a number of Ordinary Shares equal to 400% of the Ordinary Shares purchased by such Investor in the Offering. Subject to certain ownership limitations, the Warrants are exercisable upon issuance. Each Warrant is exercisable into one Ordinary Share at a price per share of $4.80 (as adjusted from time to time in accordance with the terms thereof) and will expire on the first anniversary of the date of issuance. The Offering closed on May 6, 2026, and the Warrants were issued that same day.

Pursuant to the Purchase Agreement, the Company has agreed to file, as soon as practicable (and in any event within 45 calendar days following the date of the Purchase Agreement), a resale registration statement on Form F-1 or Form F-3 (or other appropriate form) with the Securities and Exchange Commission providing for the resale by the Investors of the Ordinary Shares and the Ordinary Shares issuable upon exercise of the Warrants, and to use commercially reasonable efforts to cause such registration statement to become effective within 90 calendar days following the date of the Purchase Agreement. The Purchase Agreement contains customary representations, warranties and agreements of the Company and the Investors and customary indemnification rights and obligations of the parties.

The gross proceeds to the Company from the Offering are $600,000, before deducting offering expenses, and excluding the proceeds, if any, from the exercise of the Warrants. The Company intends to use the net proceeds from the Offering for general corporate purposes.

The Ordinary Shares, the Warrants and the Ordinary Shares issuable upon exercise of the Warrants were offered and sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 of Regulation D promulgated under the Securities Act as sales to accredited investors.

The representations, warranties and covenants contained in the Purchase Agreement were made solely for the benefit of the parties to the Purchase Agreement. In addition, such representations, warranties and covenants: (i) are intended as a way of allocating the risk between the parties to the Purchase Agreement and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. Accordingly, the form of Purchase Agreement is filed with this Report of Foreign Private Issuer on Form 6-K (this “Report”) only to provide investors with information regarding the terms of the transaction, and not to provide investors with any other factual information regarding the Company. Information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The foregoing description of the Purchase Agreement and the Warrants is qualified in its entirety by reference to the full text of the form of Purchase Agreement and the form of Warrant, the forms of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report, and which are incorporated herein in their entirety by reference.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-258658 and 333-273948) and Form F-3 (File Nos. 333-264807; 333-277859; 333-288399; and 333-291201), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Form of Purchase Agreement
99.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: May 8, 2026

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